

January 15, 2015

<u>Via E-mail</u>
Thad Trent
Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, California 95134

      **Re:**    **Cypress Semiconductor Corporation**
              **Registration Statement on Form S-4**
              **Filed December 19, 2014**
              **File No. 333-201173**

Dear Mr. Trent:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Background of the Merger, page 41</u>

1.      In light of your disclosure in the first paragraph on page 46 that Party B planned to "wait to re-engage with Spansion until after Spansion completed its earnings announcement for the third quarter of fiscal 2014," it is not clear why Party B determined to discontinue pursuing a transaction with Spansion on October 17. Please expand your disclosure to explain, if known, the factors that lead Party B to discontinue discussions when it did.

2.      We note your disclosure on page 47 that Morgan Stanley and Jefferies advised that a transaction with Party J or Party K could be delayed by those parties' need to obtain financing. Additionally, we note that "Spansion and its representatives also attempted to validate the sources of Party J's financing." Please revise to disclose additional information about these parties that caused Spansion to be concerned about these parties' ability to obtain financing.

3.      We note your disclosure on page 48 that, on November 6, 2014, the Spansion board authorized entry into an exclusivity agreement.  Please provide additional detail around the board's conclusion to enter into the exclusivity agreement, despite pending negotiations with Party J and Party K.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1.  Basis of Presentation, page 119

4.      We note that the merger is reflected in the unaudited pro forma condensed combined financial statements with Cypress treated as the acquirer.  In that regard, we see that both Cypress and Spansion stockholders are each expected to hold approximately 50% of the fully diluted shares of Cypress common stock following the completion of the merger.  In addition, we see that representation on the board of directors will be split between former Cypress and Spansion directors.  Please clarify the facts and circumstances considered in arriving at your conclusion that Cypress is the acquirer.  Your response should address the factors outlined within FASB ASC 805-10-55-10 to 15.

Note 4.  Purchase Price Allocation – Acquisition of AM Business by Spansion, page 122

5.      Please revise to provide a brief description of how you determined the fair value of the intangible assets of AM Business of FSL.  In addition, please explain the nature of the "gain on acquisition of Microcontroller and Analog Business."

Note 5. Preliminary Pro Forma Financial Statement Adjustments, page 123

Pro Forma Adjustments Relating to the Merger of Cypress and Spansion, page 124

6.      We see from Note (c) that you preliminarily allocated $481 million of the purchase price to developed technology.  Please revise to provide a brief discussion of the nature of the developed technology.

7.      We note the statement that the estimated fair values allocated to intangible assets are based on preliminary estimates.  Please revise to provide a discussion of how you determined the estimated fair value, including the assumptions and methods used, for the intangible assets in the table in Note (c) on page 124.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail):     Mike Ringler
                     Wilson Sonsini Goodrich & Rosati